

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

September 23, 2009

Mr. Douglas R. Waggoner
Chief Executive Officer
Echo Global Logistics, Inc.
600 West Chicago Avenue, Suite 750
Chicago, IL 60610

**Re: Echo Global Logistics, Inc.
Amendment No. 6 to Registration Statement on Form S-1
File No. 333-150514
filed on September 16, 2008**

Dear Mr. Waggoner,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Audited Financial Statements of Echo Global Logistics, Inc. for the year ended December 31, 2008

Report of Independent Auditors, page F-3

1. Please remove the restrictive legend on the face of the report of the independent auditors and complete the date of the report. The same revision should be made to the auditors' consent in Exhibit 23.3.

Consolidated Statement of Operations

2. Please revise the consolidated statement of operations to delete the presentation of pro forma earnings per share for 2007. As noted in our prior comments, pro forma earnings per share should be presented only for 2006 to give effect to the conversion of the Company to a C Corporation and for the latest fiscal year and subsequent interim period presented giving effect to the conversion of the preferred shares into common shares and to the issuance of shares in the planned public offering whose proceeds will be required to fund the accrued dividend payments on the preferred shares.

Unaudited Financial Statements of Echo Global Logistics, Inc. for the six months ended June 30, 2009

Condensed Consolidated Balance Sheets
Note 1. Summary of Significant Accounting Policies
Pro Forma for Distribution and Recapitalization Presentation

3. Please revise the face of the Company's June 30, 2009 consolidated balance sheet and Note 1 to the to disclose the number of common shares outstanding on a pro forma basis giving effect to the conversion of the Company's common stock, Series B stock and Series D stock into newly issued shares of common stock on one for one basis.

Note 11. Subsequent Events, page F-50

4. We note from your response to our prior comment 5 that the necessary accounting information remains unavailable. If the information becomes available prior to the effectiveness of your Form S-1, please revise to include the disclosures required by paragraph 68 of SFAS No. 141(R) with respect to the purchase of FMI, as applicable.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Steven J. Gavin, Esq. (*via facsimile*)
        Winston & Strawn LLP
        (312) 558-5700